CHINA TITANIUM & CHEMICAL CORP.

c/o 1530 9th Ave S.E.,

Calgary, Alberta

T2G 0T7

September 19, 2008

Ms. Christine Allen

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C

20549

By Facsimile & Regular Mail

Dear Ms. Allen:

Re:

China Titanium & Chemical Corporation (the “Company”)

Form 10-KSB for the Year Ended December 31, 2007

File No. 000-18272

Further to our correspondence of August 25, 2008 and your telephone conversation with our offices this morning, we enclose copies of our Amendment No. 1 to Form 10KSB as filed on September 18, 2008.

The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust this is satisfactory.

Sincerely,

By:

/s/ Richard Buckley

Name:

Richard Buckley

Title:

President, Principal Executive Officer

and Member of the Board of Directors

cc:

James Rosenberg, Senior Assistant Chief Accountant

file